FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2                     Date of Material Change

December 1, 2014

Item 3                     News Release

A news release was issued by Tahoe Resources Inc. (“Tahoe” or the “Company”) on December 1, 2014 and distributed through CNW Group and filed on SEDAR.

Item 4                     Summary of Material Change

On December 1, 2014, the Company announced that the Guatemalan Congress passed legislation that would increase statutory royalties in the mining law, and on December 3, 2014 the President of Guatemala signed such legislation into law.

Item 5                     Full Description of Material Change

 5.1                          Full Description of Material Change

On December 1, 2014, the Company announced that late Friday afternoon, November 28, 2014, the Guatemalan Congress passed legislation that would increase statutory royalties in the mining law. The royalty increase is the only change to the Guatemala mining law and is part of an effort to raise revenue and balance the 2015 budget. Guatemalan President Otto Perez Molina signed the legislation into law on December 3, 2014.

The legislation will require Escobal to pay a nine percent royalty directly to the federal government and a one percent royalty to the local municipalities for a total royalty payment of 10 percent. This represents a five percent increase to the Company’s current combined statutory and voluntary regime. The legislation does not contemplate existing agreements with local and regional municipalities and replaces all current voluntary royalty agreements.

The Company is actively engaged in discussions with the Guatemalan government, business interests and community leaders about the ramifications of the legislation.

5.2                          Disclosure for Restructuring Transactions

Not applicable.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

C. Kevin McArthur
Vice Chair and Chief Executive Officer
Telephone: (775) 825-8574

Item 9                     Date of Report

December 8, 2014

Forward-Looking Statements

This report contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this report describes the effects related to changes to Guatemalan law to increase mining royalties.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties if the Guatemalan mining law is amended as proposed, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.